Exhibit 23.2

Independent Accountants’ Consent

To The Managing Board of NYSE Euronext

11 Wall Street,

New York,

New York, 10005

United States of America

We consent to the inclusion herein of our report dated March 22, 2007 with respect to the consolidated balance sheets of Euronext N.V., Amsterdam, The Netherlands and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in equity, and cash flows for the years then ended, and to the reference to our firm under the heading “Experts” in the prospectus.

Our report refers to the adoption of the amendment to IAS 21 “The Effects of Changes in Foreign Exchange Rates” on net investments in foreign operations and the “fair value option” amendment to IAS 39 “Financial Instruments: Recognition and Measurement” as of January 1, 2006.

Our report also states that International Financial Reporting Standards as adopted by the European Union vary in certain significant respects from U.S. generally accepted accounting principles, and that information relating to the nature and effect of such differences is presented in Note 3.12 to the consolidated financial statements.

Amstelveen, The Netherlands

May 7, 2008